SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 (Amendment No.______)(1)


                                  EQUANT, N.V.
                                (Name of Issuer)

                   Common Shares, par value NLG 0.02 per share
                         (Title of Class of Securities)

                                    294409107
                                 (CUSIP Number)

                                  July 20, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
              [ ]                   Rule 13d-1(b)
              [ ]                   Rule 13d-1(c)
              [X]                   Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294409107              13G                      Page 2 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Dean Witter & Co.
                      36-3145972

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER                  - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER           51,428,560
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER             - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER      51,428,560

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        51,428,560

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                            [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        25.5%(2)

 12.    TYPE OF REPORTING PERSON*
        CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

CUSIP No. 294409107              13G                      Page 3 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Morgan Stanley Capital Partners III, Inc.
                          13-3720548

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                               (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER             - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER      51,428,560
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER        - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER 51,428,560

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,428,560

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        25.5%(2)

 12.    TYPE OF REPORTING PERSON*

        CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

CUSIP No. 294409107              13G                      Page 4 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        MSCP III, L.P.
             13-3788890

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                             (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER            - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER      35,999,960
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER       - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER 35,999,960

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        35,999,960

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                 [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        17.87%(2)

 12.    TYPE OF REPORTING PERSON*
        PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

CUSIP No. 294409107              13G                      Page 5 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Morgan Stanley Capital Investors, L.P.
            13-3788893

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER            - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER       899,200
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER      - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER  899,200

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        899,200

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        0.45%(2)

 12.    TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

CUSIP No. 294409107              13G                      Page 6 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III 892 Investors, L.P.
                 13-3788895

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER             - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER       3,266,920
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER        - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER  3,266,920

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,266,920

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                 [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        1.62%(2)

 12.    TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

CUSIP No. 294409107              13G                      Page 7 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, L.P.
                           13-3788889

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                               (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER             - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER       31,833,840
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER        - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER  31,833,840

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        31,833,840

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        15.8%(2)

 12.    TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

CUSIP No. 294409107              13G                      Page 8 of 16 Pages

 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) STH Investors L.P.
                           13-3914272

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                               (b)  [X](1)

 3.     SEC USE ONLY

 4.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

  NUMBER OF SHARES            5.     SOLE VOTING POWER             - 0 -
 BENEFICIALLY OWNED           6.     SHARED VOTING POWER      15,428,600
 BY EACH REPORTING            7.     SOLE DISPOSITIVE POWER        - 0 -
    PERSON WITH               8.     SHARED DISPOSITIVE POWER 15,428,600

 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,428,600

 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.66%(2)

 12.    TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
----------
(1)  See Exhibit 1.
(2)  See Exhibit 2.

               Item 1(a).  Name of Issuer:

               Equant, N.V.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      Gatwickstraat 21-23
      1043 GL Amsterdam-Sloterdijk
      The Netherlands

Item 2(a).  Name of Person Filing:

           This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Morgan Stanley Dean Witter & Co. ("Morgan Stanley")

Morgan Stanley Capital Partners III, Inc. ("MSCP III, Inc.")

MSCP III, L.P.

Morgan Stanley Capital Investors, L.P. ("Employee Fund")

MSCP III 892 Investors, L.P. ("892 Fund")

Morgan Stanley Capital Partners III, L.P. ("Capital Partners III")

STH Investors L.P. ("STH")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The address of the principal business office of MSCP III, Inc., MSCP III, L.P., Employee Fund, 892 Fund, Capital Partners III and STH is:
   1221 Avenue of the Americas
   New York, New York 10020

The address of the principal business office of Morgan Stanley is:
   1585 Broadway
   New York, New York 10036

Item 2(c).  Citizenship:

The citizenship of Morgan Stanley, MSCP III, Inc., MSCP III, L.P., Employee Fund, 892 Fund, Capital Partners III and STH is Delaware.

Item 2(d).  Title of Class of Securities:

This statement relates to the Company's Common Shares, NLG 0.02 par value per share.

Item 2(e).  CUSIP Number:

      294409107

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
      (c), Check Whether the Person Filing is a:


(a)   [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)   [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e)   [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership.

         The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in Item 4(c) below.

  (a) Amount beneficially owned:

          As of December 31, 1998: (1) Employee Fund owned 899,200 Common Shares; (2) 892 Fund owned 3,266,920 Common Shares; (3) Capital Partners III owned 31,833,840 Common Shares; and (4) STH owned 15,428,600 Common Shares. MSCP III, L.P. is the sole general partner of the Employee Fund, 892 Fund and Capital Partners III, and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the Common Shares held by the Employee Fund, 892 Fund and Capital Partners
      III. MSCP III, Inc., as the sole general partner of STH has the power to vote or direct the vote and to dispose or direct the disposition of all of the Common Shares held by STH. MSCP III, Inc., as the sole general partner of MSCP III, L.P., controls the actions of MSCP III, L.P. Morgan Stanley, as the sole shareholder of MSCP III, Inc., controls the actions of MSCP III, Inc. Therefore, MSCP III, L.P. may be deemed to have beneficial ownership of the 35,999,960 Common Shares held by the Employee Fund, 892 Fund and Capital Partners III. MSCP III, Inc. and Morgan Stanley may each be deemed to have beneficial ownership of the 51,428,560 Common Shares held collectively by the Employee Fund, 892 Fund, Capital Partners III and STH.

  (b) Percent of class:(1)

      Morgan Stanley Dean Witter & Co.               25.5% of the Common Shares

      Morgan Stanley Capital Partners III, Inc.      25.5% of the Common Shares

      MSCP III, L.P.                                 17.87% of the Common Shares

      Morgan Stanley Capital Investors, L.P.          0.45% of the Common Shares

      MSCP III 892 Investors, L.P.                    1.62% of the Common Shares

      Morgan Stanley Capital Partners III, L.P.       15.8% of the Common Shares

      STH Investors, L.P.                             7.66% of the Common Shares
----------
(1) Based on the 201,477,046 Common Shares reported to be outstanding in the Registration Statement filed on Form F-1 (File No. 333-9842), which was declared effective by the Securities and Exchange Commission on February 11, 1999.

  (c) Number of shares as to which such person has:

                                                                          (iii)                 (iv)
                                 (i)                  (ii)            Sole power to         Shared power
                            Sole power to         Shared power        dispose or to       to dispose or to
                          vote or to direct       to vote or to         direct the           direct the
                              the vote           direct the vote      disposition of       disposition of
                          -----------------      ---------------      --------------       --------------
STH Investors, L.P.             - 0 -              15,428,600             - 0 -              15,428,600

Morgan Stanley
Capital Partners III,           - 0 -              31,833,840             - 0 -              31,833,840
L.P.

MSCP III 892
Investors, L.P.                 - 0 -               3,266,920             - 0 -               3,266,920

Morgan Stanley
Capital Investors,              - 0 -                 899,200             - 0 -                 899,200
L.P.

MSCP III, L.P.                  - 0 -              35,999,960             - 0 -              35,999,960

Morgan Stanley
Capital Partners III,           - 0 -              51,428,560             - 0 -              51,428,560
Inc.

Morgan Stanley                  - 0 -              51,428,560             - 0 -              51,428,560
Dean Witter & Co.


 Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8. Identification and Classification of Members of the Group.

               N/A

Item 9. Notice of Dissolution of Group.

               N/A

Item 10. Certifications.

               N/A

                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 1999                MORGAN STANLEY CAPITAL PARTNERS III, L.P.
                                       By: MSCP III, L.P., its general
                                       partner
                                       By: Morgan Stanley Capital Partners III,
                                       Inc., its general partner

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MSCP III 892 INVESTORS, L.P.
                                       By: MSCP III, L.P., its general
                                       partner
                                       By: Morgan Stanley Capital Partners III,
                                       Inc., its general partner

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MORGAN STANLEY CAPITAL INVESTORS, L.P.
                                       By: MSCP III, L.P., its general
                                       partner
                                       By: Morgan Stanley Capital Partners III,
                                       Inc., its general partner

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       STH INVESTORS, L.P.
                                       By: Morgan Stanley Capital Partners III,
                                       Inc., its general partner

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MSCP III, L.P.
                                       By: Morgan Stanley Capital Partners III,
                                       Inc., its general partner

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MORGAN STANLEY CAPITAL PARTNERS III, INC.

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MORGAN STANLEY DEAN WITTER & CO.

                                       By: /s/ Peter R. Vogelsang
                                          ------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Authorized Signatory

               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

               Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                 EXHIBIT INDEX

Exhibit
  No.                         Description
-------                       -----------

99.1
99.2